Filed by Stora Enso Oyj
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Subject Company: Consolidated Papers, Inc.
                           Commission File No. 001-11359


The following press release was issued by Stora Enso Oyj and Consolidated Papers, Inc. on August 28, 2000.
                                                 Public Affairs Department
                                                 Tim Laatsch
                                                 Telephone:  (715) 422-4023, or
                                                 Scott Deitz
                                                 Telephone:  (715) 422-1521
FOR IMMEDIATE RELEASE                            August 28, 2000



        Stora Enso Receives Approval of New York Stock Exchange Listing;
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           Acquisition of Consolidated Papers to Close August 31, 2000
           -----------------------------------------------------------


     WISCONSIN RAPIDS, Wis. - Consolidated Papers, Inc. (NYSE: CDP) and Stora Enso Oyj announced today that Stora Enso's acquisition of Consolidated Papers will close on August 31, 2000, if Consolidated's shareholders approve the acquisition at the meeting on August 30.

     The New York Stock Exchange approved the listing of Stora Enso's American Depositary Shares (ADSs) by notice on August 25, satisfying one of the last conditions to the merger.

     In the merger, holders of Consolidated Papers shares have the right to elect to receive either $44.00 in cash or 3.621 Stora Enso ADSs, each representing one Stora Enso Series R share, for each Consolidated Papers share. The ADS exchange ratio was determined based on the average Stora Enso Series R share price of $9.11 calculated in accordance with the merger agreement based on the average of the closing prices per Stora Enso Series R share in euros on the Helsinki Stock Exchange on 10 trading days selected by lot out of the 20 trading days ending on and including August 24, 2000. Shareholder elections are subject to proration as described in the Proxy Statement/Prospectus, dated July 26, 2000, mailed to Consolidated shareholders in connection with the shareholder meeting scheduled for August 30, 2000.

     Election and transmittal forms, together with the applicable Consolidated Papers share certificates, must be received by Citibank, N.A., the exchange agent for the merger, by 5:00 p.m. New York City time on Friday, September 8, 2000. Consolidated Papers shareholders who do not submit an election and transmittal form with their Consolidated Papers share certificates by the deadline will receive an amount in cash and/or a number of Stora Enso American Depositary Shares determined in the manner described in the Proxy Statement/Prospectus.

     Stora Enso will announce by news release on Monday, September 11, 2000, the number of Consolidated shares for which cash and ADS elections were received and the proration factor, if any, to be applied to such elections. The news release also will describe the consideration to be paid in respect of Consolidated shares as to which no election was received prior to the election deadline. No fractional Stora Enso ADSs will be issued in the merger. Consolidated shareholders who would otherwise have been entitled to receive a fraction of an ADS will receive a cash payment as described in the Proxy Statement/Prospectus.

     Stora Enso anticipates that its ADSs will begin regular trading on the New York Stock Exchange on Tuesday, September 12, 2000, under the symbol SEO.

     Consolidated Papers has retained Georgeson Shareholder Communications Inc. as information agent to assist shareholders in the merger. Shareholders may call them at (800) 223-2064 (toll free) in the United States or Canada or, for banks, brokers and persons outside the United States or Canada, at (212) 440-9800 (collect) to request additional copies of the Proxy Statement/Prospectus or other documents and to ask any questions about the merger. If you have questions as to how to make an election as to the form of consideration you would like to receive in the merger, call Citibank, N.A., the exchange agent, at (800) 308-9800.

     For more information, read the Proxy Statement/Prospectus dated July 26, 2000, which Stora Enso has filed with the Securities and Exchange Commission as part of a Registration Statement, because it contains important information. The Proxy Statement/Prospectus was sent on or about July 28, 2000, to stockholders of Consolidated Papers, Inc. seeking their approval of the proposed merger of Consolidated Papers with a subsidiary of Stora Enso. Free copies of the Proxy Statement/Prospectus and other documents filed by Consolidated Papers (as well as certain documents filed by Stora Enso) with the Commission can be obtained at the Commission's Web site at http://www.sec.gov. Stora Enso's Registration Statement on Form F-4 (File No. 333-12342) also may be obtained from the Commission's public reference room located at 450 Fifth Street, NW, Washington, DC 20549, or at one of the Commission's other public reference rooms in New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Registration Statement, including documents incorporated by reference therein, also may be obtained from Stora Enso by contacting Stora Enso Oyj, Attention: Maija Harsu, Investor Relations, Kanavaranta 1, P.O. Box 309, FIN-00101 Helsinki, Finland, and/or Consolidated Papers, Inc. by contacting Consolidated Papers, Inc., Attention:
Tim Laatsch, Corporate Communications, 231 First Avenue North, P.O. Box 8050, Wisconsin Rapids, Wisconsin 54495-8050. Consolidated - 4 - Papers, Inc., its directors, executive officers and certain other members of Consolidated Papers management and employees may be soliciting proxies from Consolidated Papers shareholders in favor of the transaction. Information concerning the participants is set forth in the Proxy Statement/Prospectus.

     Consolidated Papers, Inc. is one of North America's largest producers of coated and supercalendered printing papers for the printing and publishing industries. In addition, the company is one of the leading producers of specialty papers and manufactures paperboard and paperboard products. To learn more about Consolidated Papers, visit its Web site at http://www.consolidatedpapers.com

     Stora Enso Oyj, domiciled in Finland, is one of the world's leading forest product companies. Core businesses include magazine papers, newsprint, fine papers and packaging boards. In these product areas, Stora Enso holds a leading global market position. Stora Enso also conducts extensive sawmilling operations. To learn more about Stora Enso, visit the company's Web site at http://www.storaenso.com.

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